SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

DANAHER CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

235851102

(CUSIP Number of Class of Securities)

Attila I. Bodi

Vice President and Chief Counsel, Mergers and Acquisitions

2200 Pennsylvania Avenue, N.W., Suite 800W

Washington, D.C. 20037-1701

(202) 828-0850

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Joseph A. Coco, Esq.	Miguel J. Vega, Esq.
Thomas W. Greenberg, Esq.	Barbara Borden, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Cooley LLP
Four Times Square	500 Boylston Street, 14th Floor
New York, New York 10036	Boston, MA 02116
(212) 735-3000	(617) 937-2300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$2,553,125,000 (1)	$296,674 (2)

(1)	Estimated solely for calculating the filing fee, based on the average of the high and low prices of shares of common stock of NetScout Systems, Inc., into which the limited liability company interests of Potomac Holding LLC (“Newco common units”) will be converted, as reported on the NASDAQ Global Select Market on May 7, 2015, which amount represents the aggregate value of the shares of common stock of Danaher Corporation to be acquired in the exchange offer described in Potomac Holding LLC’s Registration Statement on Form S-4/S-1, which was filed on December 3, 2014 (Registration No. 333-200711), Amendment No. 1 to Potomac Holding LLC’s Registration Statement on Form S-4/S-1, which was filed on January 9, 2015, Amendment No. 2 to Potomac Holding LLC’s Registration Statement on Form S-4/S-1, which was filed on February 13, 2015, Amendment No. 3 to Potomac Holding LLC’s Registration Statement on Form S-4/S-1, which was filed on April 6, 2015 and Amendment No. 4 to Potomac Holding LLC’s Registration Statement on Form S-4/S-1, which was filed on May 13, 2015 calculated as set forth therein, relating to the transactions described in this Schedule TO (collectively, the “Potomac Form S-4/S-1”), assuming the offer is fully subscribed.
(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, in connection with the Potomac Form S-4/S-1, as set forth therein.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Registration Statement on Form S-4/S-1 (No. 333-200711) (as to $272,852)	Filing Party: Potomac Holding LLC

Form or Registration No.: Form S-4/S-1 (No. 333-200711)	Date Filed: December 3, 2014 (as to Registration Statement on Form S-4/S-1 (No. 333-200711)), January 9, 2015 (as to Amendment No. 1 to Registration Statement on Form S-4/S-1 (No. 333-200711)), February 13, 2015 (as to Amendment No. 2 to Registration Statement on Form S-4/S-1 (No. 333-200711), April 6, 2015 (as to Amendment No. 3 to Registration Statement on Form S-4/S-1 (No. 333-200711) and May 13, 2015 (as to Amendment No. 4 to Registration Statement on Form S-4/S-1 (No. 333-200711))

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Danaher Corporation (“Danaher”) with the Securities and Exchange Commission on May 14, 2015.

This Schedule TO relates to the offer by Danaher to exchange all common units representing limited liability company interests (“Newco common units”) of Potomac Holding LLC (“Newco”) for shares of common stock, par value $0.01 per share, of Danaher (“Danaher common stock”) that are validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer (as defined below).

Following the expiration of the Exchange Offer and satisfaction of all closing conditions, a wholly-owned subsidiary of NetScout Systems, Inc. (“NetScout”) named RS Merger Sub I, Inc., a Delaware corporation (“Merger Sub”), will be merged with and into Newco, whereby the separate corporate existence of Merger Sub will cease and Newco will continue as the surviving company (the “First Merger”), and, subsequently, Newco will be merged with and into a wholly-owned subsidiary of NetScout named RS Merger Sub II, LLC, a Delaware limited liability company (“Merger Sub II”), whereby the separate corporate existence of Newco will cease and Merger Sub II will continue as the surviving company (the “Second Merger,” and together with the First Merger, the “Mergers”). In the First Merger, each outstanding Newco common unit (except Newco common units held by Danaher, Newco, NetScout or Merger Sub) will be converted into the right to receive shares of common stock, par value $0.001 per share, of NetScout (“NetScout common stock”), upon the terms and subject to the conditions set forth in the Prospectus, dated May 14, 2015 (the “Prospectus”), the Letter of Transmittal and the Exchange and Transmittal Information Booklet, copies of which are incorporated herein by reference as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”).

In connection with the Exchange Offer, Newco has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-200711) (the “Registration Statement”) to register the Newco common units offered in exchange for Danaher common shares tendered in the Exchange Offer and to be distributed in any pro rata dividend to the extent that the Exchange Offer is not fully subscribed. NetScout has filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-200704) to register the shares of NetScout common stock into which Newco common units will be converted in the Merger.

This Amendment No. 1 shall be read together with the Schedule TO. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:

On June 25, 2015, Danaher announced the amendment and extension of the Exchange Offer in the press release attached to the Schedule TO as Exhibit (a)(4)(iii). Danaher amended the Exchange Offer by:

•	increasing the upper limit on the exchange ratio to 2.4000 Newco common units per share of Danaher common stock tendered from 2.2522 of Newco common units per share of Danaher common stock tendered; however, the final exchange ratio may be less than the upper limit;

•	extending the Exchange Offer’s expiration to 12:00 midnight, New York City time, on July 9, 2015, unless extended or terminated, from July 8, 2015; and

•	amending the current expected three-day period over which the final exchange ratio will be determined to July 7, 8 and 9, 2015 (which previously was expected to be July 6, 7 and 8, 2015).

The final exchange ratio will be announced by press release by 4:30 p.m., New York City time, on the expiration date. Danaher expects to issue that press release on July 9, 2015, unless the Exchange Offer is further extended or terminated.

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

(a)(4)(ii)	Press release, May 14, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on May 14, 2015)

(a)(4)(iii)	Press release by Danaher announcing the amendment and extension of the exchange offer dated June 25, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 25, 2015)

(a)(4)(iv)	Communication to Danaher employees, dated May 20, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on May 20, 2015)

(a)(4)(v)	Communication to Danaher associates, dated May 28, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on May 28, 2015)

(a)(4)(vi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 14, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on May 14, 2015)

(a)(4)(vii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 15, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on May 15, 2015)

(a)(4)(viii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 18, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on May 18, 2015)

(a)(4)(ix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 19, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on May 19, 2015)

(a)(4)(x)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 20, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on May 20, 2015)

(a)(4)(xi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 21, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on May 21, 2015)

(a)(4)(xii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 22, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on May 22, 2015)

(a)(4)(xiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 26, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on May 26, 2015)

(a)(4)(xiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 27, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on May 27, 2015)

(a)(4)(xv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 28, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on May 28, 2015)

Exhibit No.	Description

(a)(4)(xvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 29, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on May 29, 2015)

(a)(4)(xvii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 1, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 1, 2015)

(a)(4)(xviii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 2, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 2, 2015)

(a)(4)(xix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 3, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 3, 2015)

(a)(4)(xx)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 4, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 4, 2015)

(a)(4)(xxi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 5, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 5, 2015)

(a)(4)(xxii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 8, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 8, 2015)

(a)(4)(xxiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 9, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 9, 2015)

(a)(4)(xxiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 10, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 10, 2015)

(a)(4)(xxv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 11, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 11, 2015)

(a)(4)(xxvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 12, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 12, 2015)

(a)(4)(xxvii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 15, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 15, 2015)

(a)(4)(xxviii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 16, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 16, 2015)

(a)(4)(xxix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 17, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 17, 2015)

Exhibit No.	Description

(a)(4)(xxx)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 18, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 18, 2015)

(a)(4)(xxxi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 19, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 19, 2015)

(a)(4)(xxxii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 22, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 22, 2015)

(a)(4)(xxxiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 23, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 23, 2015)

(a)(4)(xxxiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 24, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 24, 2015)

(a)(4)(xxxv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 25, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 25, 2015)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DANAHER CORPORATION

By:	/s/ Daniel L. Comas
Name: Daniel L. Comas
Title: Executive Vice President and Chief Financial Officer

Dated: June 25, 2015

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Prospectus, dated May 14, 2015 (incorporated by reference to the Registration Statement)

(a)(1)(ii)	Form of Letter of Transmittal for Danaher common stock (incorporated by reference to Exhibit 99.1 to the Registration Statement)

(a)(1)(iii)	Form of Exchange and Transmittal Information Booklet (incorporated by reference to Exhibit 99.2 to the Registration Statement)

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement)

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement)

(a)(1)(vi)	Form of Notice of Guaranteed Delivery for Danaher common shares (incorporated by reference to Exhibit 99.5 to the Registration Statement)

(a)(1)(vii)	Form of Notice of Withdrawal for Danaher common shares (incorporated by reference to Exhibit 99.6 to the Registration Statement)

(a)(2)	None

(a)(3)	None

(a)(4)(i)	Prospectus, dated May 14, 2015 (incorporated by reference to the Registration Statement)

(a)(4)(ii)	Press release, May 14, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on May 14, 2015)

(a)(4)(iii)	Press release by Danaher announcing the amendment and extension of the exchange offer dated June 25, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 25, 2015)

(a)(4)(iv)	Communication to Danaher employees, dated May 20, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on May 20, 2015)

(a)(4)(v)	Communication to Danaher associates, dated May 28, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on May 28, 2015)

(a)(4)(vi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 14, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on May 14, 2015)

(a)(4)(vii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 15, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on May 15, 2015)

(a)(4)(viii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 18, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on May 18, 2015)

(a)(4)(ix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 19, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on May 19, 2015)

Exhibit No.	Description

(a)(4)(x)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 20, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on May 20, 2015)

(a)(4)(xi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 21, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on May 21, 2015)

(a)(4)(xii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 22, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on May 22, 2015)

(a)(4)(xiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 26, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on May 26, 2015)

(a)(4)(xiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 27, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on May 27, 2015)

(a)(4)(xv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 28, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on May 28, 2015)

(a)(4)(xvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 29, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on May 29, 2015)

(a)(4)(xvii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 1, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 1, 2015)

(a)(4)(xviii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 2, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 2, 2015)

(a)(4)(xix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 3, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 3, 2015)

(a)(4)(xx)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 4, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 4, 2015)

(a)(4)(xxi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 5, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 5, 2015)

(a)(4)(xxii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 8, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 8, 2015)

(a)(4)(xxiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 9, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 9, 2015)

(a)(4)(xxiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 10, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 10, 2015)

Exhibit No.	Description

(a)(4)(xxv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 11, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 11, 2015)

(a)(4)(xxvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 12, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 12, 2015)

(a)(4)(xxvii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 15, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 15, 2015)

(a)(4)(xxviii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 16, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 16, 2015)

(a)(4)(xxix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 17, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 17, 2015)

(a)(4)(xxx)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 18, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 18, 2015)

(a)(4)(xxxi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 19, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 19, 2015)

(a)(4)(xxxii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 22, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 22, 2015)

(a)(4)(xxxiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 23, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 23, 2015)

(a)(4)(xxxiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 24, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 24, 2015)

(a)(4)(xxxv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 25, 2015 (incorporated by reference to Danaher’s Form 425 filed with the Securities and Exchange Commission on June 25, 2015)

(a)(5)	None

(b)	None

(d)(i)

Agreement and Plan of Merger and Reorganization, dated October 12, 2014, by and among Danaher

Corporation, Potomac Holding LLC, NetScout Systems, Inc., RS Merger Sub I, Inc. and RS Merger

Sub II, LLC (incorporated by reference to Exhibit 2.1 of the Registration Statement)

(d)(ii)	Form of Employee Matters Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement)

(d)(iii)	Form of Tax Matters Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement)

(d)(iv)	Voting Agreement, dated October 12, 2014, by and between Danaher Corporation and Anil Singhal (incorporated by reference to Exhibit 10.3 of the Registration Statement)

Exhibit No.	Description

(d)(v)	Form of Transition Services Agreement (incorporated by reference to Exhibit 10.4 to the Registration Statement)

(d)(vi)	Form of Trademark License Agreement (incorporated by reference to Exhibit 10.5 to the Registration Statement)

(d)(vii)	Form of DBS License Agreement (incorporated by reference to Exhibit 10.6 to the Registration Statement)

(d)(viii)	Form of IP License Agreement (incorporated by reference to Exhibit 10.7 to the Registration Statement)

(d)(ix)	Form of Lease Agreement (incorporated by reference to Exhibit 10.8 to the Registration Statement)

(d)(x)	Separation and Distribution Agreement, dated October 12, 2014, by and among Danaher Corporation, Potomac Holding LLC and NetScout Systems, Inc. (incorporated by reference to Exhibit 2.2 to the Registration Statement)

(g)	None

(h)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement)